Exhibit 4

December 7, 2001

Nortel Networks Inc.
GMS 991 15 A40
2221 Lakeside Blvd.
Richardson, Texas 75082-4399
Attention: E. Leigh Gillett, Esq.

Ladies and Gentlemen:

     This letter agreement (the “Agreement”) is being entered into in connection with the sale and issuance of Series J Preferred Stock, $.001 par value per share, of FiberNet Telecom Group, Inc. (the “Company”) to SDS Merchant Fund, L.P., Penny Lane Partners, L.P. and Alexander Enterprise Holdings, Inc. (collectively, the “Series J Holders”). Pursuant to the sale and issuance of the Company’s Series J Preferred Stock, Nortel Networks Inc. has agreed to, among other things, certain concessions to the Company and certain modifications to the terms of its shares of the Company’s Series H Preferred Stock, which modifications require the approval of the stockholders of the Company and an amendment to the Company’s Certificate of Incorporation (the “Amendment”).

     Each of the Series J Holders will, with respect to all securities for which it or any party controlled by it may vote at the meeting of the Company’s stockholders to be held for the purpose of voting on the Amendment or for granting any written consent in connection with the solicitation of written consents in lieu of such a meeting, vote or cause to be voted such securities (or execute written consents with respect to such securities) (i) in favor of the Amendment and (ii) in favor of any other matter necessary for the consummation of the Amendment.

     Until the termination of this Agreement, no Series J Holder will sell, transfer or otherwise dispose of (other than through the conversion to common stock of the Company) any of its Series J Preferred Stock of the Company or enter into a voting agreement or arrangement or grant any proxy with respect thereto unless any transferee agrees to and accepts the terms and conditions of this Agreement before such transferee obtains such securities.

     The parties acknowledge that money damages are not an adequate remedy for violations of any provision of this Agreement and that any party may, in its sole discretion, apply to a court of competent jurisdiction for specific performance for injunctive or such other relief as such court may deem just and proper in order to enforce any such provision or prevent any violation hereof and, to the extent permitted by applicable law, each party waives any objection to the imposition of such relief.

     This Agreement shall be governed and construed in accordance with the laws of the State of New York without giving effect to conflict of laws principles. This Agreement may be changed, modified or amended only by a writing signed by all parties. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

     The Agreement shall terminate on the earlier to occur of the completion of the meeting of stockholders of the Company to be held for the purpose of voting on the Amendment (or upon the granting of any written consent in connection with the solicitation of written consents in lieu of such a meeting) or June 30, 2002.

     If the foregoing comports with your understanding of our agreement, please so indicate by signing this Agreement in the space provided below, whereupon this Agreement shall evidence the binding obligations between us.

Sincerely,

SDS MERCHANT FUND, L.P.

By:		/s/ Steve Derby
Name:		Steve Derby
Title:		Managing Member

PENNY LANE PARTNERS, L.P.

By: Penny Lane Associates, L.P. its General Partner

By: Penny Lane, Inc., its General Partner

	By:	/s/ William R. Denslow, Jr.
	Name:	William R. Denslow, Jr.
	Title:	Chairman

ALEXANDER ENTERPRISE HOLDINGS, INC.

By:		/s/ Jared Bluestein
Name:		Jared Bluestein
Title:		Director

Acknowledged:
NORTEL NETWORKS INC.

By:	/s/ Elias Makris
Name:	Elias Makris
Title:	Director, Consumer Finance